Cementos Lima S.A.

FILE NO.
82-3911

VAL-076-03
June 26, 2003

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.


03024315

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:


SUPPL

1. Quarterly Report as of March 31, 2003.

   Date: filed with CONASEV and The Lima Stock Exchange on June 11, 2003.

   Required by: CONASEV.

2. Monthly information as of May 31, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on June 11, 2003

   Required by: CONASEV

3. Resolution adopted at the June 24, 2003 Board of Directors Meeting.

   Date: filed with CONASEV on June 25, 2003.

   Required by: CONASEV.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.



FILE N°
82-3911

(FREE TRANSLATION)

VAL-069-03

June 10, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

Attached please find our Quarterly Report as of March 31, 2003 to be distributed to securityholders.

Truly yours,

Irma Mavila
Head of the Securities Department

Encl.: 1

c.c.: Securities and Exchange Commission - SEC (USA)
GG
GF
GDC

FILE: TRANEWS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Newsletter as of First Quarter 2003



Cementos Lima S.A.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased by 5,1% in 1Q03, with respect to the same period of 2002. At the same time, the Construction Sector decreased 3,5%, while domestic demand for cement increased 2,8%.

With respect to the variation of the inflation indices, during 1Q03 the Consumer Price Index and the Wholesale Price Index increased by 1,83% and 1,10%, respectively. Comparatively, during 1Q02 those indices decreased by 0,02% and 0,5%, respectively.

During this first quarter, the Peruvian Nuevo Sol revaluated 1,14% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On March 31st, 2003, the exchange rate quotes for selling and buying US dollars were S/. 3,475 and S/.3,472 per dollar, respectively.

CORPORATE MATTERS

On January 29th, 2003, the Board of Directors approved the acquisition of 30,6177% of the common shares of our subsidiary Lar Carbon S.A., through which Cementos Lima S.A. consolidated its property of 100% of said subsidiary. The acquisition price of each share was US$ 0,8187058 and the total number of shares acquired added up to 8 975 443, which resulted in a total payment of US$ 7 348 247.

Later, the Shareholder's General meeting celebrated on February 28th, 2003, approved the merge of Lar Carbón S.A. by simple absorption, with Cementos Lima S.A. taking over, as well as the corresponding merger project, establishing March 1st 2003 as the effective date.

On March 17th 2003, the Board of Directors approved the Internal Rules Behavior related to the disclosure of important issues, confidential information and other

communications, according to article N° 13 of the CONASEV Resolution N° 107-2002-EF/94.10.

On March 28th 2003, the Obligatory Annual General Meeting of Shareholders approved the Annual Report corresponding to the fiscal year 2002. Similarly, it also approved the Balance Sheet, Profit and Loss Statement, Changes in net Equity and Cash Flow Statements for the fiscal years ending on the 31st of December 2002 and 2001, all of them previous reviewed and included in the auditors' report, with no observation, of the independent auditors Medina, Zaldívar, Paredes & Asociados Sociedad Civil(member firm of Ernst & Young). Furthermore, the General Meeting agreed to delegate on the Board of Directors the designation of the external auditors for the fiscal year's 2003 review.

ENVIRONMENT AND NATURAL RESOURCES

During the first quarter of the year, the following activities were carried out to preserve the ecological environment:

1. Related to ministries and government institutions:

- Environmental monitoring of air quality, noise and water from the mining concessions "Las Hienas", "Cristina" and from the Atocongo's plant and quarry, in accordance with the commitments assumed in the respective Environmental Impact Studies ("EIS") in charge of the Production Ministry.

- In January, the Production Ministry approved the EIS to initiate the mining operations at the gypsum concession "Virgen de Fátima".

- During February, the National Institute of Culture carried out the supervision of the archaeological research project of the mining concession "Miguel Segundo", obtaining satisfactory results.

- During the first quarter, the Company started building the foundations for the implementation of a new system for particle filtration in the production line 2 cooler. Likewise, the Company initiated the research of residual water treatment by a marshes' system, which will allow treating 250 thousand m^3 of effluents.

2. Related to the community support:

- The Company continued with the technical support to the ecological laboratories, archaeological research projects, preservation of flora and fauna and the "Flor the Amancaes" rescue projects, together with the pilot program oriented to develop young leaders at the neighboring community José Galves.

OPERATIONS AND PRODUCTION

The Company's cement production decreased during 1Q03 by 4,1% with respect to 1Q02, from 476 473 t to 456 893 t, due to lower exports of type II cement. From the total cement produced, 336 442 t corresponds to type I cement, 100 824 t to type II of low alkali content cement and 19 627 t to type IP cement.

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousands of metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cement	C. Lima	Perú
2002	I	481,3	476,5	364,3	919,7
	II	385,6	468,8	352,3	862,2
	III	625,6	470,2	385,0	983,8
	IV	417,4	400,5	366,4	987,6
	I-IV	1 909,9	1 815,9	1 468,0	3 753,4
2003	I	476,3	456,9	374,4	945,7
Variation					
03-I/02-I		-1,03%	-4,11%	2,77%	2,82%
03-I/02-IV		14,11%	14,09%	2,19%	-4,24%

* Only domestic dispatches are included.

Likewise, the Company's clinker production during the period decreased 1,0% with respect to the same period of 2002, from 481 255 t to 476 296 t, due to problems with the pre-heater and to normal maintenance of the kiln which was previously programmed for the month of March. The production of clinker included 321 868 t of clinker type I and 154 428 t of clinker type II of low alkali content for exports. It is important to mention that Kiln I remained shut down during the first quarter of the year.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in Table N° 1.

The Conchán's port operations, expressed in total tonnage decreased 17,5% when compared to 1Q02, mainly due to the decrease of clinker and cement exports. The annual variation in tons of loaded or unloaded product is shown below:

	First Quarter 2003	N° of Vessels	First Quarter 2002	N° of Vessels	Volumen Variation (%)
CEMENT	81 596	3	100 758	4	-19,0
CLINKER	26 555	1	53 446	2	-50,3
COAL	54 431	2	60 357	2	-9,8
GRAINS	14 475	1	0	0	100
TOTAL HANDLED	177 057	7	214 561	8	-17,5

MARKET

Domestic

The Company's domestic cement dispatches grew 2,8% from 364 304 t during 1Q02 to 374 400 t during 1Q03. Similarly, domestic cement dispatches grew 2,2% when compared to 4Q02.

At the same time, total domestic cement dispatches also increased 2,8% YOY, from 919 739 t to 945 721 t.

CEMENTOS LIMA S.A.

Income Statement

(in thousands of constant nuevos soles as of March 31, 2003)

	Three Month Period				
	First Quarter 2003		Fourth Quarter 2002		Percent Change
		%		%	%
Net Sales	127 707	100	132 774	100	(4)
Cost of Sales	(55 961)	(44)	(56 103)	(42)	0
Gross Margin	71 746	56	76 671	58	(6)
Operating Expenses					
Depreciation and amortization	(22 028)	(17)	(20 719)	(16)	6
Administrative	(9 533)	(7)	(9 839)	(7)	(3)
Selling	(3 351)	(3)	(3 474)	(3)	(4)
Total Operating Expenses	(34 912)	(27)	(34 032)	(26)	3
Operating Income	36 834	29	42 639	33	(14)
Comprehensive Financial (Expense) income					
Financial (expense) income, net	(1 161)	(1)	(1 960)	(1)	(41)
Gain (Loss) from monetary position	(2 189)	(2)	863	1	(354)
Total Comprehensive Financial (Expense) income	(3 350)	(3)	(1 097)	(1)	205
Other Income (Expenses)	(528)	(0)	(1 323)	(1)	(60)
Income Before Tax and Employees	32 956	26	40 219	30	(18)
Income Tax	(8 614)	(7)	(9 616)	(7)	(10)
Employees' Profit Sharing	(290)	0	(4 453)	(3)	(93)
Net Income	24 052	19	26 150	20	(8)
Legal Reserve	812	1	(369)	0	(320)
Reserve for reinvestment					
Net Unrestricted Income	24 864	19	25 781	19	(4)

Consequently, the Company's market share, considering dispatched volumes, decreased slightly to 39,6%.

The Company did not make any price adjustments during this first quarter of the year, consequently maintaining the same prices established on May 16th, 2001.

Consequently, the average domestic price for Type I cement during 1Q03, in constant nuevos soles as of March 31st, 2003, was S/. 299,96/t, 2,46% lower than the average of S/. 307,54/t for 1Q02. In US dollars equivalent, the

weighted average price for Type I cement during 1Q03 was US$ 85,47/t, 0,56% lower than the US$ 85,95/t of the same period of 2002.

Exports

During 1Q03 the total volume exported added up to 108 151 t, 29,9% lower than the total volume exported during 1Q02, when exports reached 154 204 t.

From the total exported during this first quarter, 81 596 t or 75,4% correspond to type II cement of low alkali content, destined to USA. Likewise, 26 555 t or 24,6% correspond to type I clinker, which were shipped to Chile.

The decrease of exports was mainly due to the demand reduction for excessive rain and to the deceleration of the economy in the Houston (USA) and Dominican Republic markets, respectively.

During 1Q03 exports equated to 22% of the total volume sold by the Company, in comparison with the 30% achieved during 1Q02.

QUALITY MANAGMENT

During March, the quality audit was carried out by representatives of the company SGS, in order to assess the migration of our Quality Management System's certification to the ISO 9001:2000 version.

After the rigorous quality audit, the audit team informed that it would recommend to SGS the certification of our Quality Management System under the new version, being the issuance of the certificate currently pending.

It is worth pointing out, that Cementos Lima S.A. will be the first cement company in Peru to obtain the certification of its Management Quality System under the new 2000 version of the ISO 9001 standard. It is also

worth mentioning that this goal has been achieved only with the work and effort of our personnel, in other words, without hiring external consulting companies as is used in most cases.

ANALYSIS OF FINANCIAL RESULTS

Net sales, including exports, during the 1Q02 in constant nuevos soles as of March 31st, 2002, added up to S/. 127,7 million, 3,8% lower than in the same period of 2002. The decrease is due to lower average price of domestic sales and to the lower volume exported.

Cost of sales was S/. 55,9 million, 0,3% lower than in the same period of 2002, mainly due to the lower cost of coal as a result of the merge of Lar Carbon, net from the higher volume dispatched to the local market.

As a consequence of the lower average price of domestic sales and the lower gross margin of exports, total gross margin decreased from 57,8% of sales in 1Q02 to 56,2% in 1Q03.

Operating expenses that totaled S/. 34,9 million were higher than the S/. 34,0 million of 2002 due to higher depreciation expenses related to fixed assets incorporated during the absorption of Lar Carbón.

Operating income reached S/. 36,8 during 1Q03, amount lower in 13,6% than the S/. 42,6 million of 1Q02, due to the same reasons mentioned in the previous paragraphs.

Total comprehensive financial expenses during the first quarter of 2003, was 40,8% lower than in 1Q02. Financial expenses, which include in both fiscal years the loans for the first and second stages of the Atocongo plant expansion, have been decreasing as the Company has been amortizing the principal of said debt and also due to lower interest rates negotiated during 2Q01. Furthermore, this period generated a profit from monetary position due to

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of March 31, 2003)

BALANCE SHEET

	March 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	5 387	6 020
Accounts Receivable		
Trade accounts receivable	19 193	15 711
Affiliates	2 484	2 099
Other accounts receivable	7 541	14 840
	29 218	32 650
Inventories		
Cement	1 671	2 246
Work in process	47 059	46 842
Raw materials	5 711	7 973
Coal	5 079	-
Spare parts, materials and supplies	62 898	62 147
Goods in transit	4 187	9 066
Quarry stripping costs - deferred	24 465	24 307
	151 070	152 581
Prepaid Expenses	18 561	8 016
TOTAL CURRENT ASSETS	204 236	199 267
Affiliates	-	-
Accounts Receivable - Long Term	14 412	14 741
Investment in Securities	27 152	61 177
Fixed Assets	667 459	661 705
Other Assets	43 667	30 194
TOTAL ASSETS	956 926	967 084
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	56 941	33 760
Trade Accounts Payable	16 839	14 040
Income and Payroll Taxes	5 843	6 908
Vacation and Profits Sharing	2 942	10 062
Dividends Payable	17 766	38 694
Customers' Deposits	2 983	3 134
Affiliates	3 684	6 404
Others Accounts Payable	11 851	20 448
Current Portion of Long Term Debt	41 457	59 224
TOTAL CURRENT LIABILITIES	160 306	192 674
Deferred Taxes and Other	53 274	54 129
Long Term Debt	43 553	44 539
TOTAL LIABILITIES	257 133	291 342
STOCKHOLDERS' EQUITY		
Capital Stock	371 495	371 495
Investment Shares	47 989	47 989
Retained Earnings		
Legal reserve	73 853	74 666
Reinvested profit-law 27394	-	-
Undistributed eamings, previous year	181 592	86 983
Undistributed eamings, current year	24 864	94 609
Dividends paid on current year net income	-	-
TOTAL STOCKHOLDERS' EQUITY	699 793	675 742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	956 926	967 084

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of March 31, 2003)

STATEMENTS OF CASH FLOW

	March 31, 2003		March 31, 2002	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	24 052	-	26 150	-
Depreciation	22 028	-	20 719	-
Withdraws and/or Adjustment of Fixed Assets	477	-	1 482	-
Amortization of Intangibles / Adjustments				
Loss (Profits) due to the Non Current Monetary Position	3 037	49 594	(1 035)	47 316
		49 594		47 316
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	(3 482)	-	(10 353)	-
Other Accounts Receivable	7 243	-	2 997	-
Inventories	1 511	-	2 887	-
Prepaid Expenses	(10 545)	(5 273)	163	(4 306)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	2 799	-	12 633	-
Taxes and Contributions	(1 065)	-	(1 412)	-
Personnel Account	(7 121)	-	(6 378)	-
Other Accounts Payable	(11 318)	-	16 227	-
Dividends Payable	(20 927)	-	7	-
Deferred Taxes and Participations	(855)	-	(615)	-
Advance Payment of Clients	(151)	(38 638)	(1 266)	19 196
		5 683		62 206
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of Other Assets	(13 994)	-	(2 971)	-
New Contributions to Subsidiaries	(25 704)	-	-	-
Bond Redemption	34 756	-	-	-
Payments of Plant Expansion Project				
Payment for Purchase of Fixed Assets and Current Works	(7 891)	-	(4 689)	-
	-	(12 833)	-	(7 660)
		(7 150)		54 546
4. CASH FLOW FROM FINANCING ACTIVITIES				
Inflows from Long Term Financing	-	-	-	-
Long Term Debt Amortization	(16 665)	-	(35 625)	-
Increase (Decrease) of Bank Overdrafts and Loans	23 182	-	(3 412)	-
Prescribed Dividends (Art. 259 Law 16123)	-	-	4	-
Payment of Dividends	-	6 517	(17 509)	(56 542)
		(633)		(1 996)
INITIAL CASH BALANCE		6 020		6 446
FINAL CASH BALANCE		5 387		4 450

the period's negative devaluation; however, the Company has reduced part of the exchange rate's difference which had been turned into assets during 1998 and 1999 and that was generated by keeping liabilities in foreign currency related to the plant expansion. As a consequence, this period generated a loss from monetary position of S/. 2,2 million in comparison to the profit of S/. 0,9 million of 1Q02.

Other income shown a significant variation YOY, going from a S/. 1,3 million net expense during 1Q02 to a S/. 0,5 million net expense during 1Q03, due to higher net revenues from the sale of coal to Cemento Andino S.A.

The taxable income base of the Company is being levied at a rate of 27%, and the Company is now obliged to make an additional advance payment of income tax from the present year onwards.

Mainly as a consequence of lower revenues from domestic and export sales, net income decreased by 3,6%, from S/. 26,2 million during 1Q02 to S/. 24,1 million during the same period of 2003, in constant Nuevos Soles as of March 31st 2003, representing 18,8% of net sales, lower than the 19,7% of 2002.

Similarly, net unrestricted income decreased by 3,6%, from S/. 25,8 million YOY, from S/. 25,8 million during 1Q02 to S/. 24,9 million during the same period of 2003. This increase is because according to the General Societies Law, the legal reserves accumulated by the Company have already reached 20% of the paid-in capital, consequently, from year 2002 onwards, there will be no provision due to this concept until a new capitalization takes place.

The most important changes in the Company's Balance Sheet as of March 31st, 2002, with respect to March 31st, 2001, took place in the following accounts:

Cash and Cash Equivalent levels were maintained basically stable with respect to 1Q02.

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios : 2003 - 2002

	March 31, 2003	March 31, 2002
Current Ratio	1,27	1,03
Acid Test	0,22	0,20
Cost of sales/Net sales	0,44	0,42
Total Liabilities/Total Stockholder's Equity	0,37	0,43

	March 31th, 2003	March 31th, 2003	Variation %
Inflation Index (IPC)	103,370	99,98	3,39
Inflation Index (IPM)	156,110	151,11	3,31
Devaluation (S/./US$)	3,475	3,45	0,84
Cement Sol (S/./metric ton)	297,78	297,78	0,00
Cement Atlas (S/./metric ton)	275,68	275,68	0,00

IPC = Consumer Price Index (Base December 2001)
IPM = Wholesale Price Index (Base: Year 1994)

Temporary increase of Trade Accounts Receivable, due to receipt of payments pending as of the end of March from recently completed exports.

Decrease in Inventories, net from new stocks of coal, as a consequence of the merger, and lower stocks for committed exports.

Decrease in Investment in Securities, mainly due to the merge by simple absorption of Lar Carbón S.A. The decrease in investment has as counterpart the increase in Cash, Inventories, Fixed Assets, Machinery and Equipment.

Increase in Fixed Assets, due to the additional assets from the merger as well as by new acquisitions, net from the period's higher depreciation.

Decrease in Current Liabilities, due to the decrease of the current portion of the long-term debt and to paid dividends, net from other working capital loans.

Long-term Debt decreased, due to the loan payments according to the established schedule.

The Company's financial position as of March 31st, 2003 and 2002, is shown in Table N° 2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information for 4Q01 follows (all figures are in current soles per share, except for the number of shares):

	Common shares	Investment shares
Number as of 31-03-03	36 926 629	47 701 066
Face value as of 31-03-03	S/. 10,00	S/. 1,00
Closing price as of 31-03-03	62,00	3,93
Highest closing price	62,00	4,05
Lowest closing price	55,51	3,10
Average closing price	60,22	3,82

The quotation of the ADS'S is as follows:

American Depository Shares (ADS'S)*	March. 31st, 2003	Dec. 30st, 2002
Number	48 645	48 645
Closing price as of	US$ 17,84	US$ 15,93

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of December 31st, 2002, are presented below.

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

(in thousands of constant nuevos soles as of December 31, 2002)

BALANCE SHEET	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	36 274	27 261
Accounts Receivable		
Trade accounts receivable	36 224	28 102
Other accounts receivable	31 552	7 128
	67 776	35 230
Inventories		
Cement	10 676	1 055
Work in process	69 323	51 200
Raw materials	16 189	15 921
Spare parts, materials and supplies	63 497	86 621
Goods in transit	8 980	7 787
Quarry stripping costs - deferred		
	168 665	162 584
Prepaid Expenses	11 702	11 130
TOTAL CURRENT ASSETS	284 417	236 205
Accounts Receivable - Long Term	17 694	18 401
Investment in Securities	3 573	3 771
Fixed Assets	739 561	805 489
Other Assets	49 054	64 568
TOTAL ASSETS	1 094 299	1 128 434
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	71 608	29 269
Trade Accounts Payable	32 821	13 233
Income and Payroll Taxes	8 084	11 408
Vacation and Profits Sharing	11 281	12 657
Dividends Payable	38 273	-
Customers' Deposits	6 150	2 343
Other Accounts Payable	26 569	29 346
Deferred Cost for Plant Downtime		
Current Portion of Long Term Debt	68 334	98 612
TOTAL CURRENT LIABILITIES	263 120	196 868
Deferred Taxes and Other	58 981	54 886
Long Term Debt	63 036	135 653
Minority Interest	42 984	47 471
TOTAL LIABILITIES	428 121	434 878
STOCKHOLDERS' EQUITY		
Capital Stock	367 454	358 878
Labor Shares	47 467	46 359
Retained Earnings		
Reinvested profits - law 27394		8 811
Legal reserve	75 399	74 715
Undistributed earnings	175 858	204 793
TOTAL STOCKHOLDERS' EQUITY	666 178	693 556
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1 094 299	1 128 434

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

Income Statement

(in thousands of constant nuevos soles as of December 31, 2002)

	Twelve Month Period:				
	To December 31, 2002		To December 31, 2001		Porcent Change
		%		%	%
Net Sales	599 252	100,0	553 603	100,0	8,2
Cost of Sales	(268 576)	(44,8)	(241 271)	(43,6)	11,3
Gross Margin	330 676	55,2	312 332	56,4	5,9
Operating Expenses					
Depreciation and amortization	(103 716)	(17,3)	(108 304)	(19,6)	(4,2)
Administrative	(47 152)	(7,9)	(44 195)	(8,0)	6,7
Selling	(16 595)	(2,8)	(15 343)	(2,8)	8,2
Goodwill amortization	(1 850)	(0,3)	(1 821)	(0,3)	1,6
Total Operating Expenses	(169 313)	(28,3)	(169 663)	(30,6)	(0,2)
Operating Income	161 363	26,9	142 669	25,8	13,1
Comprehensive Financial (Expense) income					
Financial (expense) income, net	(8 599)	(1,4)	(19 861)	(3,6)	(56,7)
Gain (Loss) from monetary position	(3 706)	(0,6)	4 221	0,8	(187,8)
Total Comprehensive Financial (Expense) Income	(12 305)	(2,1)	(15 640)	(2,8)	(21,3)
Other Income (Expenses)	(16 916)	(2,8)	(1 104)	(0,2)	1 432,2
Income Before Tax and Employees	132 142	22,1	125 925	22,7	4,9
Income Tax	(16 810)	(2,8)	(14 874)	(2,7)	13,0
Employees' Profit Sharing	(36 627)	(6,1)	(44 237)	(8,0)	(17,2)
Net Income before minority interest	78 705	13,1	66 814	12,1	17,8
Minority interest	(4 920)	(0,8)	(1 507)	(0,3)	226,4
Net Income	73 785	12,3	65 307	11,8	13,0

The companies included in these consolidated financial statements are: Cementos Lima S.A., Lar Carbón S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A., Naviera Conchán S.A. (the last three are not currently operating).



Av. Atocongo 2440
Villa Maria del Triunfo Lima 35 – Peru
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart: Phone: (511) 265-9045 Fax: (511) 470-8946

Cementos Lima S.A.



(FREE TRANSLATION)

FILE N°
82-3911

VAL-068-03

June 11, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of May 31, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293





(FREE TRANSLATION)

FILE N° 82-3911

GF.0082.03

Lima, June 25, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on June 24, 2003:

To approve the construction of the "ATOCONGO-CONCHAN PIER CONVEYOR BELT ECOLOGICAL PROJECT" with an estimated investment of US$ 24 million which will be covered by the Company's own resources and local loans. Once all authorizations are obtained, the project should be carried out in an eighteen-month period.

This project consists in an underground conveyor belt 6,800 meters long from the Atocongo plant to the Conchan pier and will carry in both ways bulk cement, clinker and coal.

This conveyor belt will be built in a concrete underground tunnel applying the most modern technique in tunnels construction and will include the pavement and renewal of the road surface in the Lima, Del Parque and María Reiche avenues. Due to the aforementioned, the conveyor belt movement will not produce air vibrations.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC
Members of the Board

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293